Höganäs

Date/Datum 04 FEB 10 7:21 Our ref./Unser Zeichen

February 10, 2004 CL/bh

Your letter/Ihre Nachricht vom Your ref./Ihr Zeichen

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

04012878

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President

PROCESSED
FEB 19 2004
THOMSON
FINANCIAL

Encl. Press release - Höganäs to be in talks about SCM's copper business

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Postal address/Postanschrift		Telephone/Telefon	Telefax	Telex
Höganäs AB (publ)	Org. No. 556005-0121	+46 42 33 80 00	+46 42 33 83 60	72368 HBADMS

Date/Datum	Our ref./Unser Zeichen
Your letter/Ihre Nachricht vom	Your ref./Ihr Zeichen

Rule 12g3-2(b)
File No. 82-3654

Höganäs to be in talks about SCM's copper business

Early 2003, Höganäs acquired SCM Metal Products, Inc., a leading producer of specialty powders. With manufacturing facilities at Johnstown, Pennsylvania and at Research Triangle Park, North Carolina, SCM has a strong market position in both iron-based products and copper-based products. In the past year, the results from both operations have been excellent.

Höganäs has determined that its long-term strategic objectives require more focus on established core businesses, such as iron and high alloy based products. Accordingly, Höganäs will begin exploratory talks with interested parties about divesting the SCM North Carolina facility and the copper-based lines of business centered there.

SCM Johnstown, including its "GLIDCOP" operations, will only be marginally affected.

Höganäs 10 February 2004

Claes Lindqvist
President and Chief Executive Officer

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